UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TELSEY ADVISORY GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 5TH AVE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH EKSTEIN 212.584.4604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, LEIGH EKSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TELSEY ADVISORY GROUP LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE CHAIRMAN

Title

Notary Public

IRIS SHERER
Notary Public, State of New York
No. 01SH5033569
Qualified in Bronx County
Commission Expires Sept. 26, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTNG FIRM

DECEMBER 31, 2019

TELSEY ADVISORY GROUP LLC

CONTENTS

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Telsey Advisory Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Telsey Advisory Group LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 19, 2020

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	883,128
Cash segregated in compliance with federal regulations		11,476
Accounts receivable		376,086
Receivable from clearing broker, including clearing deposit of $253,681		475,057
Securities pledged under subordinated loan agreement		3,000,000
Security deposits and other assets		76,685
Property and equipment, net		13,496
	$	4,835,928

LIABILITIES AND MEMBERS' DEFICIT

Liabilities		
Accounts payable and accrued expenses	$	1,414,916
Soft dollar payables		6,787
Deferred revenue		16,438
Due to Parent		693,857
Total liabilities		2,131,998
Liabilities subordinated to claims of general creditors		3,000,000
Members' deficit		(296,070)
	$	4,835,928

See accompanying notes to the Statement of Financial Condition

TELSEY ADVISORY GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business and summary of significant accounting policies

Nature of Business

Telsey Advisory Group LLC (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware on May 28, 2008. The Company's operations consist primarily of generating and distributing financial equity research to institutions, providing investment banking services and institutional trading.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker-dealer in March 2009.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2019.

Revenue Recognition

The Company follows ASC 606- Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

TELSEY ADVISORY GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers and each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Direct Research

Direct research revenue. The Company compiles and distributes financial equity research reports to investment advisory institutions and financial business entities. Revenues are earned from direct billing related to the distribution of these reports. The Company believes that the date of distribution is the appropriate point to recognize revenue related to direct research, because that is when their performance obligation is satisfied, the pricing is agreed upon, and the benefit of information contained within the reports is available to the customer. Under some circumstances, the amount of consideration to be received for the delivery of reports is determined shortly subsequent to the date of delivery. In these cases, the Company recognizes revenue only when it is probable that a significant reversal of the cumulative amount of revenue recognized will not occur.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for M&A contracts with customers is generally recognized at the point in time that performance obligations under the contract are satisfied (the closing date of the transaction) or the contract is cancelled. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a contractually agreed upon rate. Fees are received in accordance with the timeframe defined in each individual contract and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

TELSEY ADVISORY GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Fair Value of Financial Instruments

At December 31, 2019, the carrying value of the Company's financial instruments, such as, cash, accounts receivable, receivable from clearing broker, and due from parent, approximate their fair values due to the nature of their short term maturities and categorized as Level 2 investments.

Receivable from Clearing Brokers

The Company had a clearing agreement with Broadcort, a division of Merrill Lynch (the "Clearing Broker"). As of September 4, 2018, the Company entered into an agreement with Mirae Asset Securities (USA), Inc. The Clearing Broker clears the Company's security transactions and the Company is required to maintain certain deposits with the Clearing Broker.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Computer and office equipment	3 years
Furniture and fixtures	5 years
Website development	3 years
Leasehold improvements	Term of lease

TELSEY ADVISORY GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

Soft Dollar Payables

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of Section 28(e) of the Securities Exchange Act of 1934 and that customers have appropriately disclosed and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax returns of the individual members. The Company is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach to financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's statement of financial condition only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the statement of financial condition as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

TELSEY ADVISORY GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

2. Property and equipment

Property and equipment consist of the following at December 31, 2019:

Computer and office equipment	$	322,612
Furniture and fixtures		33,125
Website development		223,197
Leasehold improvements		147,154
		726,088
Less accumulated depreciation and amortization		712,592
	$	13,496

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $2,238,000, which was approximately $1,988,000 in excess of its minimum net capital requirement of $250,000.

4. Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and (k)(2)(ii).

5. Soft dollar payables

The Company has soft dollar arrangements with certain clients within the provisions of Rule 28(e) which establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Certain clients are not required to follow Rule 28(e), and these expenses are paid on their behalf by the Company, as directed and approved by them.

The Company has a restricted cash account segregated on the statement of financial condition in accordance with SEC Rule 15c3-3(k)(2)(i) of approximately $11,000, related to proceeds from soft dollar transactions. The Company disburses this cash to third parties on behalf of its customers following Rule 28(e) requirements and on behalf of customers paying for services outside of 28(e) if the Company is satisfied that customers have appropriately disclosed to and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

TELSEY ADVISORY GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

6. Related party transactions

Pursuant to an expense sharing agreement, as effectively modified in 2019, (the "Agreement") with Telsey Holdings LLC (the "Parent"), the Company recognizes certain expenses based on the terms and conditions per the Agreement. The amount due to Parent was approximately $694,000 at December 31, 2019.

7. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company did not make contributions to the Plan for the year ended December 31, 2019.

8. Liabilities subordinated to claims of general creditors

The Company had a $3,000,000 subordinated loan agreement at December 31, 2019, which was in accordance with agreements approved by FINRA. The subordinated loan agreement matured October 31, 2019 and was automatically renewed for another year. The loan bears interest at 6% per annum.